Exhibit 99.3

MEDIGUS LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Mr. Liron Carmel, the Company’s Chief Executive Officer, and Ms. Tali Dinar, the Company’s appointed Chief Financial Officer, each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Medigus Ltd. (the “Company”) which the undersigned is entitled to vote at the Annual General Meeting of Shareholders (the “Meeting”) to be held at Meitar | Law Offices, 16 Abba Hillel Silver Rd. Ramat Gan 5250608, Israel, on August 30, 2021, at 5:00 PM Israel time (10:00 AM Eastern time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of the Meeting and Proxy Statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR the Proposals described in the Proxy Statement. Any and all proxies heretofore given by the undersigned are hereby revoked.

If you do not state whether you are a controlling shareholder or have personal interest with respect to Proposal No. 2, and in the event that Proposal No. 2 is not approved, with respect to Proposal Nos. 3, 4 and 5, your shares will not be voted for Proposal Nos. 2, 3, 4 and 5, as applicable.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

MEDIGUS LTD.

TO BE HELD ON AUGUST 30, 2021

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE

MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

		For	Against	Abstain
1	To approve the re-election of Ms. Kineret Tzedef as a director of the Company to hold office until the close of the annual general meeting to be held in 2024, or her earlier resignation or removal, as applicable.	☐	☐	☐
2	To approve the compensation policy for the Company’s officers and directors, as detailed in the Proxy Statement, dated July 26, 2021.	☐	☐	☐
2.a.	Are you a controlling shareholder or have personal interest with respect to Proposal No. 2? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal No. 2.?	☐ Yes	☐ No
3	To approve the amendment of compensation terms of the Company’s non-executive directors (other than the chairperson if compensated under a separate arrangement), as detailed in the Proxy Statement, dated July 26, 2021.	☐	☐	☐
3.a.	Are you a controlling shareholder or have personal interest with respect to Proposal No. 3? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal No. 3.	☐ Yes	☐ No
4	To approve the amendment of the compensation terms of the Company’s chairman of the Board, as detailed in the Proxy Statement, dated July 26, 2021.	☐	☐	☐
4.a.	Are you a controlling shareholder or have personal interest with respect to Proposal No. 4? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal No. 4.	☐ Yes	☐ No
5	To approve the amendment of the compensation terms of the Company’s Chief Executive Officer, as detailed in the Proxy Statement, dated July 26, 2021.	☐	☐	☐
5.a.	Are you a controlling shareholder or have personal interest with respect to Proposal No. 5? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal No. 5.	☐ Yes	☐ No
6	To approve a reverse share split of the Company’s Ordinary Shares and to amend the Company’s Articles of Association accordingly as detailed in the Proxy Statement, dated July 26, 2021.	☐	☐	☐
7	To approve and ratify the appointment of Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited, as the Company’s independent auditors for the year ending December 31, 2021, and its service until the next annual general meeting of shareholders to be held in 2022.	☐	☐	☐

In their discretion, the proxy is authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on the Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.